Exhibit 21.1

Subsidiaries of the Registrant

The following are the subsidiaries of House of Brussels Chocolates Inc.:

1.	Brussels Chocolates Ltd.
2.	House of Brussels Holdings Ltd.
3.	House of Brussels Chocolates (USA) Ltd.
4.	DeBas Chocolate, Inc.
5.	ChocoMed, Inc.